Global Water Resources, Inc.

21410 N 19th Avenue #220

Phoenix, AZ 85027

April 13, 2016

VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Global Water Resources, Inc.
Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”)
(File No. 333- 209025)

Dear Ms. Ransom:

On behalf of Global Water Resources, Inc., a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 2 to the above-referenced Registration Statement (“Amendment No. 2”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 1 to the Registration Statement filed with the Commission on March 17, 2016.

The changes reflected in Amendment No. 2 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter, dated April 7, 2016 (the “Comment Letter”). Amendment No. 2 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in Amendment No. 2. All references to page numbers in the Company’s responses below correspond to the page numbers in Amendment No. 2.

General

1.	We note your revised disclosure that there will be 9 holders of record of your outstanding common stock after the Reorganization Transaction but before the offering. This does not appear to be accurate, given that 37.5% of your stock will be held by public investors at that time. Please advise or revise.

Response:

The Company advises the Staff that prior to the Reorganization Transaction, there are nine stockholders of record of the Company’s common stock, comprised of GWR Global Water Resources Corp. (“GWRC”) and eight other stockholders. At the effective time of the merger with GWRC, following a 100.68-for-1 forward stock split with respect to the Company’s common stock, holders of GWRC’s common shares will receive one share of the Company’s common stock for each outstanding common share of GWRC, resulting in the issuance of 8,726,747 shares of the Company’s common stock (the “Reorganization Shares”). The Company notes to the Staff that the Reorganization Shares will be held through the Depository Trust Company (“DTC”) with DTC’s nominee, Cede & Co., as the registered stockholder of the Reorganization Shares. Therefore, following the Reorganization Transaction (but without giving effect to this offering), there will continue to be nine stockholders of record of the Company’s common stock, comprised of Cede & Co. and the eight other stockholders.

2.	Please tell us why you do not believe you are required to provide tax opinions pursuant to Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19.

Response:

Item 601(b)(8) of Regulation S-K requires opinions on tax matters for:

•	filings on Form S-11;

•	filings to which Securities Act Industry Guide 5 applies;

•	roll-up transactions; and

•	other registered offerings where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.”

The Company notes to the Staff that the offering is not being registered on Form S-11, Securities Act Industry Guide 5 does not apply, and this is not a roll-up transaction. Accordingly, a tax opinion will be required only if (i) “the tax consequences are material to an investor” and (ii) “a representation as to tax consequences is set forth in the filing.” The offering does not satisfy either of these requirements.

With respect to the first prong, respecting materiality, Staff Legal Bulletin No. 19 provides the following examples of transactions generally involving material tax consequences: (i) mergers or exchange transactions where the registrant represents that the transaction is tax-free (e.g., spin-offs, stock for stock mergers); and (ii) transactions offering significant tax benefits or where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision (e.g., debt offerings with unusual original issue discount issues, certain rights offerings, limited partnership offerings, and certain offerings by foreign issuers). Here, the offering involves the issuance of stock for cash. There are no tax benefits to the investment, and the tax consequences of investing in the Company are neither unusual nor complex. With respect to the second prong, respecting a representation as to tax consequences, the Company notes to the Staff that the prospectus does not include any representation as to tax consequences to an investor respecting such investor’s investment in the Company, other than with respect to matters which are neither unusual nor complex. Specifically, the section “Material United States Federal Tax Considerations” addresses only (i) distributions on stock; (ii) gain on dispositions of stock; and (iii) applicable withholding rules. Accordingly, the Company believes that no tax opinion is required pursuant to Item 601(b)(8) of Regulation S-K.

Prospectus Summary

Our Company, page 1

3.	We note your response to comment 7. While the materials you highlight support your statements that you “have become a leader in Total Water Management practices,” and you have “sector-leading technology,” they do not appear to support your assertion that you “are a leading water resource management company.” Therefore, please disclose the basis for this assertion. If you do not have independent support for the statement, please revise the language to make clear that this is your belief based upon management’s experience in the industry, if true.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the requested disclosure on pages 1, 41 and 63 of Amendment No. 2.

Summary Risk Factors, page 4

4.	We note your response to comment 10. However, please revise your risk factor regarding the JOBS Act to disclose your election to take advantage of certain reduced disclosure requirements available to emerging growth companies.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the requested disclosure on page 4 of Amendment No. 2. The Company further notes to the Staff that the existing risk factor with the caption, “Taking advantage of the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors,” on pages 25 and 26 of Amendment No. 2 also includes the Company’s disclosure of its election to take advantage of certain reduced disclosure requirements available to emerging growth companies. A portion of this risk factor is reproduced below with the applicable disclosure emphasized:

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (iii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and of shareholder approval of any golden parachute payments not previously approved. We have elected to adopt these reduced disclosure requirements.

Risk Factors, page 8

5.	We note your response to comment 12. Please tell us what consideration you gave to including risk factor disclosure regarding the possibility that the exemption from registration for the issuance of shares in connection with the Reorganization Transaction will not be available to you.

Response:

The Company advises the Staff that it considered and concluded that it would not be meaningful to an investor to have a risk factor discussing the possibility that the exemption from registration for the issuance of shares in connection with the Reorganization Transaction would be unavailable to the Company.

The Company reiterates to the Staff that the Company believes that the Reorganization Transaction complies with the requirements outlined in Staff Legal Bulletin No. 3 and that the issuance of shares in the Reorganization Transaction will be exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(10). Pursuant to Section 3(a)(10) and Staff Legal Bulletin No. 3, the following conditions must be satisfied in order for the exemption to be available:

•	The securities must be issued in exchange for securities, claims, or property interests; they cannot be offered for cash.

•	A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

•	The reviewing court or authorized governmental entity must find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued and be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court’s or authorized governmental entity’s approval of the transaction.

•	The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction.

•	A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

•	The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

•	Adequate notice must be given to all those persons.

•	There cannot be any improper impediments to the appearance by those persons at the hearing.

The shares issued in connection with the Reorganization Transaction will not be issued in exchange for cash; instead, GWRC shareholders will receive one share of the Company’s common stock for each common share of GWRC held immediately prior to the completion of the Reorganization Transaction. Following approval by the GWRC shareholders of the Reorganization Transaction, GWRC will apply to the Supreme Court of British Columbia (the “Court”) for a final order to approve the exchange of securities to the GWRC shareholders to be effected as part of the Reorganization Transaction (the “Arrangement”) on the basis that the terms and conditions of the Arrangement are fair and reasonable to the GWRC shareholders. Any GWRC shareholder or other interested party may participate, be represented and present evidence or arguments at the hearing for the final order. The application for the final order approving the Arrangement is scheduled to be heard on or about April 27, 2016. Notice of the time and place of the hearing has been sent to all GWRC shareholders of record at the close of business on

March 9, 2016 . The Court has been advised that should it approve the Arrangement, the Company intends to rely on the exemption from registration in Section 3(a)(10) of the Securities Act, in respect of the securities to be issued in connection with the Reorganization Transaction. The Company notes that the Staff has on a great many occasions stated in no-action letters that plans of arrangement approved by the Court (e.g., 3-D Systems, Inc., SEC No-Action Letter, 1993 LEXIS (April 26, 1993); Orbital Sciences Corporation, SEC No-Action Letter, 1995 LEXIS (October 13, 1995) and Crown Resources Corporation, SEC No-Action Letter, 1989 LEXIS (November 27, 1989)) and by other Canadian provincial courts under the arrangement provisions of applicable corporation statutes in Canada qualify for the exemption provided by Section 3(a)(10) of the Securities Act. Accordingly, the Company has concluded that the risk that the exemption is unavailable is immaterial and does not warrant disclosure.

The Transactions

Reorganization Transaction, page 31

6.	We note your response to comment 16. Please include the information contained in your response in the prospectus.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on pages 33 and 34 of Amendment No. 2.

7.	We note your response to comment 19. Please include in your disclosure your plans for issuing press releases announcing the completion of the offering and the Reorganization Transaction, the pricing of the offering and the expected concurrent closing of the offering and the Reorganization Transaction, and/or that the Reorganization Transaction and offering will not be completed. In addition, given that at the time you price the offering you anticipate knowing with a high degree of certainty that the Reorganization Transaction will be able to be consummated, please tell us whether you plan to price the offering immediately following effectiveness of the S-1.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 32 of Amendment No. 2. In addition, the Company notes to the Staff that the Company plans to price the offering immediately following the effectiveness of the S-1.

8.	We note that the Supreme Court of British Columbia will issue an interim and final order pursuant to Section 291 of the British Corporations Act (British Columbia), and that the Supreme Court of British Columbia will approve the issuance and exchange of securities in connection with the exemption for such issuance pursuant to Section 3(a)(10) of the Securities Act. Please revise to clarify whether the Court’s orders and the Court’s approval of the issuance/exchange of securities are one and the same.

Response:

The Company notes to the Staff that the interim order issued on March 18, 2016, and the final order expected to be issued on or about April 27, 2016, by the Court pursuant to Section 291 of the Business Corporations Act (British Columbia) relate to the approval of the Arrangement on the basis that the Arrangement is fair and reasonable to the GWRC shareholders. This is in accordance with the procedures outlined in Staff Legal Bulletin No. 3. The Company advises the Staff that the Company has revised the disclosure, as set forth in pages 31, 32 and II-2 of Amendment No. 2, to clarify that the Court’s final order will approve the exchange of securities with the GWRC shareholders to be effected as part of the Reorganization Transaction on the basis that the terms and conditions of the exchange are fair and reasonable to GWRC shareholders. The Court’s approval will form the basis for the availability of the exemption pursuant to Section 3(a)(10) of the Securities Act.

Principal Stockholders, page 100

9.	Please disclose the natural person(s) or public company that has the ultimate investment or voting control over shares held by GWR Global Water Resources Corp. Refer, by analogy, to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the requested disclosure on page 101 of Amendment No. 2.

* * *

If you have any additional questions or comments, please feel free to contact me directly at 480-999-5140 (email: mike.liebman@gwresources.com), or our outside counsel, Michael M. Donahey of Snell & Wilmer L.L.P. at 602-382-6381 (email: mdonahey@swlaw.com), with any questions.

Very truly yours,

/s/ Michael J. Liebman
Michael J. Liebman Chief Financial Officer

cc:	Michael M. Donahey, Snell & Wilmer L.L.P.
Christopher J. Barry, Dorsey & Whitney LLP